Exhibit 99.2

AVENTIS AND SUBSIDIARIES
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2004 AND 2003

AVENTIS AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the six-month periods ended June 30, 2004 and June 30, 2003 and for the year ended December 31, 2003
BALANCE SHEETS
(in € million)

ASSETS	June 30, 2004	December 31, 2003	June 30, 2003
CURRENT ASSETS
Cash, short-term deposits and marketable securities	1,752	1,125	1,400
Net trade accounts and notes receivable	2,407	2,354	2,619
Net inventory (Note 2)	2,136	1,976	3,046
Assets held for sale	47	1,182	—
Other current assets	2,660	3,139	2,883

TOTAL CURRENT ASSETS	9,002	9,776	9,948
INVESTMENTS AND OTHER ASSETS
Investments in equity method investees (Note 3)	1,216	1,219	1,366
Deposits and long-term loans	290	255	245
Other investments (Note 4)	191	273	294
Deferred charges and other assets	3,198	3,016	3,529

TOTAL INVESTMENTS AND OTHER ASSETS	4,895	4,763	5,434
PROPERTY, PLANT AND EQUIPMENT
Goss value	8,689	8,676	9,497
Less: accumulated depreciation and provisions	(4,523)	(4,546)	(5,157)

TOTAL PROPERTY, PLANT AND EQUIPMENT	4,166	4,130	4,340
INTANGIBLE ASSETS
Gross value	15,154	14,939	16,178
Less: accumulated depreciation and provisions	(5,719)	(5,331)	(5,860)
TOTAL INTANGIBLE ASSETS	9,435	9,608	10,318

TOTAL ASSETS	27,498	28,277	30,040

The notes on pages 7 to 43 are an integral part of the condensed consolidated financial statements

AVENTIS AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the six-month periods ended June 30, 2004 and June 30, 2003 and for the year ended December 31, 2003
BALANCE SHEETS
(in € million)

LIABILITIES AND STOCKHOLDERS' EQUITY	June 30, 2004	December 31, 2003	June 30, 2003
CURRENT LIABILITIES
Bank overdrafts and short-term borrowings	935	1,778	2,907
Trade accounts and notes payable	1,350	1,322	1,338
Current portion of long-term debt	19	149	1,099
Liabilities related to operations held for sale	—	391	—
Other current liabilities	5,715	5,517	5,140

TOTAL CURRENT LIABILITIES	8,019	9,157	10,484
LONG-TERM DEBT	3,177	3,158	1,640
OTHER LONG-TERM LIABILITIES
Mandatorily redeemable partnership interest (Note 7)	206	198	219
Other long term liabilities	4,800	5,163	6,968

TOTAL OTHER LONG-TERM LIABILITIES	5,006	5,361	7,187

COMMITMENTS AND CONTINGENCIES (Note 11)
MINORITY INTERESTS IN NET ASSETS OF CONSOLIDATED SUBSIDIARIES	184	167	170
AMORTIZABLE PREFERRED SECURITIES	—	—	20

STOCKHOLDERS' EQUITY (Note 5)
Participating shares, Capital equity notes and Preference shares	681	681	681
Common stock — Ordinary shares	3,078	3,065	3,054
Additional paid-in capital	21,676	21,563	21,467
Retained earnings and other additional paid-in capital	(11,646)	(12,122)	(12,725)
Translation reserve	(2,677)	(2,753)	(1,938)

TOTAL STOCKHOLDERS' EQUITY	11,112	10,434	10,539

TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	27,498	28,277	30,040

The notes on pages 7 to 43 are an integral part of the condensed consolidated financial statements

AVENTIS AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the six-month periods ended June 30, 2004 and June 30, 2003 and for the year ended December 31, 2003
INCOME STATEMENTS
(in € million)

	1st half 2004	1st half 2003	Year 2003
NET SALES	8,166	8,622	17,815

CO-PROMOTION INCOME	167	112	252

TOTAL REVENUES	8,333	8,734	18,067

OPERATING EXPENSES
Production costs and expenses	(2,185)	(2,417)	(5,377)
Administrative and selling expenses	(3,069)	(3,098)	(6,198)
Goodwill amortization	(228)	(243)	(480)
Provision for restructuring (Note 8)	(99)	(64)	(251)
Research and development	(1,268)	(1,426)	(2,924)
Other operating income (Note 8)	512	358	848
Other operating expenses—net (Note 8)	(27)	(6)	(15)

TOTAL OPERATING EXPENSES	(6,364)	(6,896)	(14,397)

OPERATING INCOME	1,969	1,838	3,670

OTHER (EXPENSES) INCOME
Equity in earnings (losses) of affiliated companies (Note 3)	107	(30)	(107)
Interest (expense) income—net	(78)	(80)	(151)
Gains on sales and assets—net (Note 9)	40	2	42
Other (expenses) income—net (Note 9)	(263)	(290)	(543)

TOTAL OTHER (EXPENSES) INCOME	(194)	(398)	(759)

INCOME FROM CONTINUING OPERATIONS BEFORE TAXES AND MINORITY INTERESTS	1,775	1,440	2,911

Provision for income taxes (Note 10)	(568)	(568)	(929)

INCOME FROM CONTINUING OPERATIONS BEFORE MINORITY INTERESTS	1,207	872	1,982

Minority interests in net income of consolidated subsidiaries	(24)	(23)	(29)

NET INCOME FROM CONTINUING OPERATIONS BEFORE PREFERRED REMUNERATION	1,183	849	1,953

Preferred remuneration	(18)	(36)	(52)

NET INCOME FROM CONTINUING OPERATIONS	1,165	813	1,901

NET INCOME FROM DISCONTINUED OPERATIONS	1	—	—

NET INCOME—COMMON SHAREHOLDERS	1,166	813	1,901

Average number of shares outstanding:
Common stock—ordinary shares	779,564,515	790,604,173	785,905,944
Basic earnings per share in € (Note 6)
Common stock—ordinary shares	1.50	1.03	2.42
Diluted earnings per share in € (Note 6)
Common stock—ordinary shares	1.49	1.03	2.41

The notes on pages 7 to 43 are an integral part of the condensed consolidated financial statements

AVENTIS AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the six-month periods ended June 30, 2004 and June 30, 2003 and for the year ended December 31, 2003

STATEMENTS OF CASH FLOWS
(in € million)

	1st half 2004	1st half 2003	Year 2003
OPERATING ACTIVITIES
Net income before preferred remuneration (after income tax)	1,184	849	1,953

* Elimination of expenses and benefits without effect on cash:
- Depreciation and amortization	634	607	1,613
- Other	(830)	(391)	(150)
* Change in operating assets and liabilities excluding net operating assets acquired	407	(518)	(2,030)

Net cash provided (used) by operating activities	1,395	547	1,386
Thereof discontinued operations	(61)	—	—

INVESTING ACTIVITIES
Purchases of property, plant and equipment	(401)	(391)	(836)
Proceeds from sales of assets (net)	772	212	822
Other	(265)	(157)	(270)

Net cash provided (used) by investing activities	106	(336)	(284)
Thereof discontinued operations	410	—	—

FINANCING ACTIVITIES
New long-term borrowings	27	2	1,611
Repayment of long-term borrowings	(149)	(117)	(1,099)
(Decrease)/increase in bank overdrafts and short-term borrowings	(846)	1,022	(52)
Dividends paid by the Group	(7)	(568)	(570)
Other	57	(470)	(948)

Net cash (used) provided by financing activities	(918)	(131)	(1,058)
Thereof discontinued operations	—	—	—

Net effect of exchange rate changes on cash	18	3	(7)

Increase (Decrease) in net cash and cash equivalents	601	83	37

NET CASH AND CASH EQUIVALENTS
Beginning of period	828	756	756
Thereof from discontinued operations	—	14	14

Net effect of consolidation changes on cash and cash equivalent	—	36	35

End of period	1,429	875	828
Thereof from discontinued operations	—	—	—

CASH PAID
Interest	179	241	429
Taxes	692	638	1,160

The notes on pages 7 to 43 are an integral part of the condensed consolidated financial statements

AVENTIS and SUBSIDIARIES
For the year ended December 31, 2003
STATEMENTS OF STOCKHOLDERS' EQUITY
(in € million)

	Common stock ordinary shares	Capital equity notes 1986 and 1993	Preference shares Series "A" 1993	Participating shares 1989 Series "A" and 1983	Additional paid-in capital of Aventis	Retained earnings and other additional paid-in capital	Translation reserves	Total stockholders' equity	Comprehensive income
Balance as of January 1, 2003	3,054	470	352	23	21,467	(12,752)	(1,279)	11,335	—
Issuance of shares for stock options	1	—	—	—	10	—	—	11	—
Net income before preferred remuneration	—	—	—	—	—	1,953	—	1,953	1,953
Preferred remuneration	—	—	—	—	—	(52)	—	(52)	—
Translation reserves	—	—	—	—	—	—	(1,474)	(1,474)	(1,474)
Dividends with respect to 2002 earnings	—	—	—	—	—	(554)	—	(554)	—
Issuance of ordinary shares	10	—	—	—	86	—	—	96	—
Repurchase of Capital equity notes 1986	—	(164)	—	—	—	—	—	(164)	—
Repurchase of Aventis Shares	—	—	—	—	—	(717)	—	(717)	—
Balance as of December 31, 2003	3,065	306	352	23	21,563	(12,122)	(2,753)	10,434	—
Comprehensive income 2003	—	—	—	—	—	—	—	—	479

The notes on pages 7 to 43 are an integral part of the condensed consolidated financial statements

AVENTIS and SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the six month period ended June 30, 2004
STATEMENTS OF STOCKHOLDERS' EQUITY
(in € million)

	Common stock ordinary shares	Capital equity notes 1986 and 1993	Preference shares Series "A" 1993	Participating shares 1989 Series A and 1983	Additional paid-in capital of Aventis	Retained earnings and other additional paid-in capital	Translation reserve	Total stockholders' equity	Comprehensive income
Balance as of January 1, 2004	3,065	306	352	23	21,563	(12,122)	(2,753)	10,434
Issuance of shares for stock options	13				113	(13)		113
Net income before preferred remuneration						1,184		1,184	1,184
Preferred remuneration						(18)		(18)
Translation reserves							76	76	76
Dividends with respect to 2003 earnings						(638)		(638)
Repurchase of Aventis Shares						(39)		(39)
Balance as of June 30, 2004	3,078	306	352	23	21,676	(11,646)	(2,677)	11,112
Comprehensive income 2004									1,260

The notes on pages 7 to 43 are an integral part of the condensed consolidated financial statements

Note 1—Significant accounting policies and significant events of the six-month period ended June 30, 2004

a)    Significant accounting policies

The unaudited interim condensed consolidated financial statements for the six-month periods ended June 30, 2004 and June 30, 2003, in the opinion of management, reflect all adjustments considered necessary to present a fair statement of the results for the interim periods. These statements should be read in conjunction with the 2003 audited consolidated financial statements of Aventis and subsidiaries (the Group).

These unaudited interim condensed consolidated financial statements for the six-month periods ended June 30, 2004 and 2003 have been prepared using the accounting principles used for the December 31, 2003 consolidated financial statements, in accordance with accounting principles that comply with French law. The differences between these accounting principles and those generally accepted in the United States, which have a material impact on the Aventis unaudited interim condensed consolidated financial statements, are described in Note 14.

The unaudited interim condensed consolidated financial statements for the six-month period ended June 30, 2004 do not anticipate potential impacts of the change of control of Aventis that would result from the successful exchange offer initiated by Sanofi-Synthélabo.

Since the change of control provisions that exist in partnership and collaboration agreements with various commercial partners are extensive and complex, it is not possible for Aventis to make a definite assessment whether these clauses could be triggered following a successful offer by Sanofi-Synthélabo or whether its partners would in fact choose to trigger any such clauses. Aventis can give no assurance, however, that its partners would be unable to successfully invoke the change of control clauses of these agreements and terminate their business relationship. The situation regarding the major contracts affected is described in Note 11.

b)    Significant events of the six-month period ended June 30,2004

Sanofi-Synthélabo offer

On January 26, 2004, Sanofi-Synthélabo, a French pharmaceutical company, announced an unsolicited exchange offer to acquire all of the shares of Aventis, which was initially rejected by the Aventis Management Board and the Aventis Supervisory Board. Later on, on April 25, 2004, Aventis and Sanofi-Synthélabo agreed on the terms and conditions of an improved offer. The Management Board and the Supervisory Board decided to recommend this offer to Aventis shareholders.

The principal revised offer terms, as adjusted after approval of Aventis dividends, are as follows:

  •
  standard entitlement: 5 Sanofi-Synthélabo ordinary shares and €115.08 in cash for 6 Aventis ordinary shares (or 0.8333 of a Sanofi-Synthélabo ordinary share and €19.18 in cash for each Aventis ordinary share; and 1.6667 Sanofi-Synthélabo ADSs and an amount in U.S. dollars equal to €19.18 in cash for each Aventis ADS);

  •
  all stock election: 1.1600 Sanofi-Synthélabo ordinary shares for each Aventis ordinary share (or 2.3200 Sanofi-Synthélabo ADSs for each Aventis ADS);

  •
  all cash election: €68.11 in cash for each Aventis ordinary share (or an amount in U.S. dollars equal to €68.11 in cash for each Aventis ADS).

Based upon publicly available information, the offer, which is open to the public in France, Germany and the United States, should close on July 30, 2004.

Major changes to the consolidated companies and equity method investments

The major changes to the consolidated companies as of June 30, 2004, compared to June 30, 2003 relate to the following transactions:

  •
  On March 31, 2004, the divestment of the therapeutic proteins business Aventis Behring to CSL Limited was completed. In this transaction, CSL Limited has acquired Aventis Behring, its subsidiaries and the plasma activities in Japan, previously held by Aventis Pharma Japan.

  •
  On May 28, 2004, BASF, Bayer and Hoechst announced that Platinum Equity, a global investment firm based in Los Angeles, California, planned to acquire DyStar, the Frankfurt-based manufacturer of textile dyes. A sales and purchase agreement has been signed with the current owners BASF (30 percent share), Bayer (35 percent share) and Hoechst (35 percent share), a subsidiary of Aventis. According to this agreement, Platinum Equity will acquire 100 percent of the shares of DyStar. All parties have agreed not to disclose further financial details. The transaction is subject to approval by the relevant antitrust authorities and should close during the third quarter of 2004 (See Note 3).

For comparison purposes, pro forma data for the six-month periods ended June 30, 2003 and for the year ended December 31, 2003 are presented in Note 13, reflecting the impact of the disposal of Aventis Behring.

In the first six months of 2003, the major changes to the consolidated companies related to Rhodia. On May 2, 2003, Aventis sold to Crédit Lyonnais 17,751,610 Rhodia shares. Until that date Aventis owned 45,211,662 Rhodia shares representing approximately 25.2% of Rhodia total share capital and accounted for Rhodia under the equity method.

Further to this transaction Aventis owns approximately 15.3% of the share capital and has been reassessing whether or not such ownership enables Aventis to exercise significant influence on Rhodia's financial and operating policies. Considering the immediate transfer of full ownership and voting rights to Crédit Lyonnais upon the transaction date, Aventis concluded that it was no longer able to exercise significant influence and therefore equity method accounting has been discontinued as of the date of transaction (See Note 3).

In April 2004, Aventis participated in the Rhodia capital increase in order to protect its economic interests. Aventis has subscribed up to its 15.3% stake to the share capital increase (68.7 million new shares have been bought for €72 million).

Hoechst minority interest

As of June 30, 2004 and December 31, 2003, the Hoechst minority interests stand at 1.9% further to the repurchase of certain minority interests in late 2003. As of June 30, 2003, the minority interests stood at 1.96%.

Note 2—Inventory

Total inventory consists of:

(in € million)	June 30, 2004	December 31, 2003	June 30, 2003
Raw materials and spare parts	394	355	632
Work-in-progress	1,511	1,441	2,022
Finished products	387	335	591

Less valuation allowances	(156)	(155)	(199)

Total net inventory	2,136	1,976	3,046

Inventories are valued at the lower of average cost, or replacement value (for goods purchased from third parties), or present manufacturing cost (for goods manufactured), without exceeding their net realizable value. Due to the rate of inventory turnover, average cost approximates first-in first-out (FIFO).

As of December 31, 2003, the decrease in the inventories of € 1,070 million compared to June 30, 2003 is mainly due to the reclassification of the Aventis Behring inventories to assets held for sale (see Note 13).

Note 3—Investments in equity method investees

Aggregate financial information (on a 100% basis) for equity method investees as of June 30, 2004, including joint ventures described below, is as follows:

(in € million)	June 30, 2004	June 30, 2003	December 31, 2003
Net sales	3,260	3,216	6,430
Total assets	6,310	6,432	6,351
Net income	131	126	127
Long-term debt	935	1,336	1,314
Dividends distributed to consolidated subsidiaries	58	64	85

As described in Note 1, the investment of Aventis in DyStar is in process of being divested. And consequently this investment has been accounted for at fair market value.

The major change in 2003 results from the disposal of 9.9% of Rhodia shares to Crédit Lyonnais as of May 2 (See Note 1). Further to this partial divestment, the remaining 15.3% of the share capital of Rhodia have been reclassified as marketable securities.

Equity in earnings (losses) of affiliated companies, as included in the statements of operations, consists of:

(in € million)	June 30, 2004	June 30, 2003	December 31, 2003
Prescription drugs	5	27	35
Vaccines	11	10	32
Corporate and Animal Health activities	62	65	129
Other activities	29	(132)	(303)
Total	107	(30)	(107)

In 2003, the losses in «Other activities» were mainly due to the negative impact of Rhodia that was accounted for under the equity method until May 2 (€ 103 million, representing an adjustment to the market value), to an impairment of the Aventis investment in DyStar and the loss generated by Wacker.

The Aventis Consolidated Financial Statements include certain commercial transactions between the Group and companies accounted for under the equity method. The most significant of these transactions are purchases and sales between the Group and its equity investees:

(in € million)	June 30, 2004	June 30, 2003	December 31, 2003
Sales	111	97	212
Purchases	60	29	103

Equity method investees on June 30, 2004 include the following joint ventures:

Name	% Participation	Partner	Activity
Merial	50	Merck	Animal Health
Aventis Pasteur-MSD	50	Merck	Vaccines
Diabel	50	Pfizer	Pharmaceuticals
MCM vaccine company	50	Merck	Vaccines

Individual financial information for these joint ventures is not listed for reasons of confidentiality. However, aggregate financial information for the joint ventures is as follows:

(in € million)	June 30, 2004	June 30, 2003	December 31, 2003
Net sales	1,024	1,052	2,225
Total operating income	161	206	412
Income before tax	95	85	323
Total current assets	1,159	1,131	1,017
Total assets	1,818	1,805	1,754
Total equity	877	807	854
Long term debt	153	145	141

Note 4—Investments and other assets

The major changes with respect to the other investments relate to the following:

  •
  The investment in Millennium Pharmaceuticals ("Millennium") shares amounts to US$ 253 million (€ 208 million as of June 30, 2004, € 200 million as of December 31, 2003 and € 221 million as of June 30, 2003). The Group considers this investment as a strategic investment designed to establish long-term relationships with Millennium and is using the value-in-use approach when valuing this investment. As of June 30, 2004, the carrying value of this investment exceeds its value-in-use (€ 78 million compared to € 97 million as of December 31, 2003 and € 115 million as of June 30, 2003) by approximately € 130 million (€ 104 million as of December 31, 2003 and € 106 million as of June 30, 2003). The write-down of the investment was adjusted accordingly.

  •
  In April 2002, Aventis and Genta Inc (a U.S. biopharmaceutical company) announced an agreement to jointly develop and commercialize an oncology compound (Genasense) in phase III clinical trials. On June 3, 2002 and following the achievement of a clinical research milestone, Aventis purchased 6,665,498 shares at US$ 10.79 per share for a total amount of US$ 72 million, representing approximately 10% of the outstanding voting shares. The stock purchase was subject to a minimum two-year holding period.

    With the exception of Millennium, other investments are valued at the lower of cost and net realizable value; accordingly the Group recorded for Genta an allowance amounting to € 42 million as of June 30, 2004 and € 21 million as of December 31, 2003.

    The significant allowance booked as of June 2004 is related to the sharp decline in the Genta share price following the decision by the FDA not to recommend the Genasense drug for marketing approval and the withdrawal of its application by Genta in early May 2004.

  •
  On September 8, 2003, Aventis and Regeneron Pharmaceuticals Inc. announced that they had entered into an agreement under which they would jointly develop and commercialize an antiangiogenesis compound. Under the terms of the agreement Aventis acquired Regeneron shares for an amount of US$ 45 million. As of June 30, 2004, further to the decline of the share price, the Group accounted for an allowance amounting to € 14 million.

Note 5—Stockholders'equity

-    Common stock and additional paid-in capital

As of June 30, 2004, capital stock is divided into 805,615,946 Ordinary shares (802,292,807 as of December 31, 2003).

The Group holds 23,688,307 of its own shares, of which 23,575,234 are recorded as a reduction of Stockholders' equity (On December 31, 2003 the Group held 22,855,218 of its own shares, of which 22,818,234 were recorded as a reduction of Stockholders' equity).

3,320,119 stock options and 3,020 warrants, giving right to 3,323,139 new Ordinary shares, have been exercised in the first half of the year 2004 resulting in a capital increase of € 13 million and additional paid-in capital of € 113 million.

In 2003, Aventis had issued 332,630 Ordinary shares following the exercise of stock options, resulting in a capital increase of € 1 million, and additional paid-in capital of € 10 million.

-    Retained earnings and other additional paid-in capital

The Hoechst/Rhône-Poulenc business combination has been accounted for using a method based on net book values. This method combines the results of operations, assets, liabilities and shareholders' equity of the acquirer and acquiree at their respective book values on the acquisition date, i.e. December 15, 1999.

The effects on Aventis consolidated retained earnings and other additional paid-in capital are the following:

Reduction (increase) in retained earnings and other additional paid-in capital due to the formation of Aventis on December 15, 1999 (in € million)
- Par value of Aventis shares issued in connection with the exchange offer	1,550
-Additional paid-in-capital resulting from the issuance	16,843
-Direct costs of acquisition (net of tax)	80
Exchange value of Hoechst's shares	18,473
- Less Hoechst's consolidated net equity as of December 15, 1999 (96.75%)	(3,109)
Excess of Hoechst's exchange value over net book value	15,364
-Reconstitution of Hoechst translation reserve(1)	(122)
-Impact on retained earnings and other additional paid in capital in 2000(2)	92
-Impact on retained earnings and other additional paid in capital in 2001(3)	(60)
Impact of French acquisition method on retained earnings and other additional paid in capital as of December 31, 2003 and June 30, 2003 and 2004	15,274

  (1)
  Including a reclassification of € 485 million to "retained earnings and other additional paid-in capital" recorded in 2002.

  (2)
  During 2000, the Group has completed the business combination with Hoechst, in accordance with the French acquisition method based on net book value (regulation CRC99-02, §215). In particular, the Group acquired in 2000 some remaining Hoechst shares not exchanged, and the minority interest of Schering in AgrEvo.

  (3)
  In accordance with the French acquisition method based on net book values (regulation CRC99-02, § 215) the unrealized gain related to non-strategic asset as of the date of acquisition has been calculated and recorded in the stockholders' equity, and the additional gain on the disposal of these assets since the acquisition has been recorded in the income statement. This resulted in an increase in Aventis retained earnings by € 60 million in 2001, primarily related to Messer.

Note 6—Earnings per share

Earnings per share have been computed by dividing net earnings by:

  •
  the average number of shares outstanding during the six-month period (basic EPS calculation),

  •
  the average number of shares outstanding during the six-month period, increased by the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued as of the beginning of the period (diluted EPS calculation).

Basic Earnings per share amounts to € 1.50 as of June 30, 2004 (€ 1.03 as of June 30, 2003). The diluted earnings per share has been computed according to the treasury stock method and amounts to € 1.49 as of June 30, 2004 (€1.03 as of June 30, 2003).

Note 7—Mandatorily redeemable partnership interest

A third party financial investor contributed on June 28, 2001, US$ 250 million (€ 206 million as of June 30, 2004) in cash to obtain a Limited Partner's interest in Carderm Capital L.P. ("Carderm"), a consolidated partnership which owns certain assets of Aventis Pharma U.S.. The Limited Partner's interest represents a 36.7% interest in Carderm and is entitled to a priority return. Aventis, the general partner in Carderm, has a 63.3% ownership interest and management control.

On or after March 10, 2007, Aventis may have, further to the initiative of the Limited Partner, the option to purchase under certain circumstances the Limited Partner's entire interest.

The increase in value of the mandatorily redeemable partnership interest as of June 30, 2004 compared to December 31, 2003 is due to the increase of the USD versus the €. The fair value of this financial instrument amounted to € 218 million as of June 30, 2004 and € 216 million as of December 31, 2003.

This mandatorily redeemable partnership interest has been included in other long-term liability since December 31, 2003. As a consequence the presentation as of June 30, 2003 has been adjusted accordingly.

Note 8—Restructuring expenses / Other operating income / Other operating expenses—net

Restructuring expenses

Each year, based on its strategies and the level of productivity it desires to achieve, the Group reviews its activities and production sites. These reviews permit it to decide upon, if necessary, restructuring measures for which a provision is recorded.

Changes in the restructuring provision since December 31, 2003 are detailed as follows:

(in € million)
Provision as of December 31, 2003	191
New measures	99
Change in estimates of earlier measures	0
Provision charged to the income statement during the period	99
Expenses charged to the provision	(142)
Effect of changes in exchange rates	(1)
Provision as of June 30, 2004	147
Of which:
Long-term liability	54
Short-term liability	93

During the first six months of the year 2004, new measures concerned "Prescription drugs" of which principally France (€ 49 million).

Other operating income/ Other operating expenses—net

As of December 31, 2003, to enhance the information given in the notes, the "other operating income" and "other operating expenses—net" are presented on two separate lines of the Income Statements. Also the co-promotion income has been reclassified at the top of the Income Statements. The change of presentation has been applied retrospectively to June 30, 2003.

Other operating income consists of:

(in € million)	1st half 2004	1st half 2003	Year 2003
Royalty and licensing revenues	185	195	400
Income from service contracts	20	46	45
Income from divestment of products and other rights (intangible assets)	299	109	354
Others	8	8	49

Total	512	358	848

As a result of strategic alliances, divestments or other transactions related to products, the Group receives certain payments and records income for retained rights to products. Such revenues are recorded in the caption "Royalty and license revenues" as they are earned.

As a strategic component of the pharmaceutical business, the Group periodically enters into transactions to divest products and other rights in certain markets. Income from such transactions is recorded in the caption "Income from divestment of products and other rights".

The main divestments of products relate to:

As of June 30, 2004:

  •
  Azmacort: on March 1st, 2004, the Group sold its rights to KOS Life Sciences, Inc for a one-time cash purchase price of US$ 200 million (€ 163 million).

  •
  Trandolapril: on May 27th, 2004, the Group sold its remaining commercial rights for the cardiovascular agents trandolapril and the trandolapril/verapamil combination, except in Japan, and the global manufacturing rights for trandolapril and trandolapril/verapamil combination to Abbott Laboratories. Aventis received an upfront payment as well as milestone payments totaling US$ 300 million (€ 247 million). Under the sales agreement, Aventis may be obliged to reimburse part of the sales price to Abbott—not to exceed a maximum amount of US$ 80 million, and decreasing over time—if as a result of the unenforceability of certain transferred/licensed patents third parties may enter the market in the United States before patent expiration (Dec 31, 2012) and achieve significant sales with generics of the trandolapril/verapamil combination. A portion of the revenue has been deferred accordingly.

As of December 31, 2003:

  •
  On November 18, 2003 the Group sold its rights to three gastrointestinal products, Carafate/Sulcrate, Bentyl/Bentylol and Proctosedyl, to Axcan Pharma Inc. (Axcan) for US$ 145 million (€ 128 million).

  •
  In addition, in 2003, "Income from divestments of products and other rights" includes the sale of product rights to Maalox granular in the Japan market; the rights related to certain products into the German market place; the sale of certain rights related to the product, Temozolomide; the rights to the product Suvenyl in Japan (1st semester); the rights to the product Colchimax/Colchicine in France and other related markets; and the rights to the product Ansiolin in Italy.

Other operating expenses—net consist of:

(in € million)	1st half 2004	1st half 2003	Year 2003
Operating foreign exchange (losses)/gains—net	(29)	50	53
Other	2	(56)	(68)

Total	(27)	(6)	(15)

The line "Other" primarily relates to litigation. See Note 11 for further discussion on legal proceedings.

Note 9—Other non operating income and expenses

a)    Gains (losses) on sales of assets—net

(in € million)	1st half 2004	1st half 2003	Year 2003
Net gains on sales of businesses	37	—	—
Other investments	3	2	42

Total	40	2	42

As of June 30, 2004, the Group mainly sold its generic drugs business in France (RPG) to Ranbaxy.

b)    Other non operating (expenses) income—net

(in € million)	1st half 2004	1st half 2003	Year 2003
Net gains (losses) on foreign currency:
—Transaction	11	(29)	(13)
—Translation of financial statements	—	—	(2)
Dividends from other investments	1	14	9
Other (expenses) income—net	(275)	(276)	(537)

Total	(263)	(291)	(543)

The caption "other (expenses) income—net" mainly includes:

  •
  As of June 30, 2004, provisions on various investments for € 160 million, notably Rhodia (€ 69 million), Genta (€ 42 million), Millennium (€ 22 million) and Regeneron (€ 14 million) due to the sharp decrease of the share prices of these four companies, and costs incurred in relation to the tender offer initiated by Sanofi-Synthélabo amounting to about € 160 million;

  •
  As of June 30, 2003, provisions on various investments for € 125 million (notably Clariant for € 145 million) and provisions for litigation related to previously divested businesses for € 40 million;

  •
  As of December 31, 2003, provisions for litigation and settlements of litigations for € 190 million related to previously divested activities and provisions and losses on various investments and activities to be disposed of € 309 million (mainly relating to Clariant, Rhodia and Aventis Behring).

Note 10—Income taxes

The major differences between the statutory income tax rate in France and the Group's effective income tax rate are related to preferred remuneration, the change in the valuation allowances related to deferred tax assets, and permanent differences (mainly amortization of goodwill). The tax charge for the period also includes amounts relating to income tax audits of various subsidiaries that are either in progress or have been completed.

The group did not request the French Tax Authorities to renew the Worldwide Consolidated Tax Regime which expired on December 31, 2003. Therefore, effective January 1, 2004, this regime no longer applies.

In January 2004, the company received the tax assessments related to the audit by the French Tax Administration of the 1998 and 1999 tax returns of the Worldwide Consolidated Tax Regime. All costs were covered by accrued provisions. Tax audits of a few significant subsidiaries were completed during the first half year and certain new tax audits commenced. Based on information currently available, the company does not believe that it will incur material costs not covered by accrued provisions.

Note 11—Contingencies and commitments

The Group recognizes losses and accrues liabilities if available information indicates that the event of loss is "probable" and "reasonably estimable." If the event of loss is not "probable" or not "reasonably estimable," but is "reasonably possible," the Group discloses this contingency in the notes to its consolidated financial statements if such contingency is material. With respect to environmental liabilities, the Group generally estimates losses on a case-by-case basis and makes the best estimate it can based on available information. With respect to other liabilities, the Group estimates losses on the basis of current facts and circumstances, prior experience with similar matters, the number of claims and the anticipated cost of administering, defending and, in some cases, settling such claims. Anticipated recoveries from third parties determined to be probable of occurrence are recorded as an asset.

1.     Change of control provisions

Aventis and other companies of the Group are party to partnerships and collaboration agreements with various commercial partners. Aventis has identified four significant contracts containing change of control clauses.

The four contracts are:

  •
  An agreement entered into with Merck & Co., Inc. governing the relationships between Aventis and Merck & Co., Inc. within their joint subsidiary Merial Ltd. ("Merial"), a company active in the area of animal health and in which Aventis holds a 50% interest. If Merck's change of control rights under this agreement were triggered, then Merck would have the option to either (x) purchase Aventis' interest in Merial at fair market value as determined by experts, or (y) require that Merial be sold in its entirety to the highest bidder. If triggered, Merck could exercise such rights within thirty (30) days of the later of the change of control event or determination of the valuation of Merial;

  •
  An agreement entered into with Merck & Co., Inc. governing the relationships between Aventis Pasteur S.A., a wholly-owned subsidiary of Aventis, and Merck & Co., Inc. within Aventis Pasteur MSD S.N.C., a joint corporation set up with Merck for the joint development and commercialization of human vaccines in Europe ("AvP-MSD"), in which Aventis Pasteur S.A. holds a 50% interest. If Merck's change of control rights under this agreement were triggered, then within sixty (60) days of receiving notice of the change of control Merck would have the right to cause dissolution of the joint venture for which the contract provides very complex procedures;

  •
  An agreement entered into with The Procter & Gamble Company ("P&G") pursuant to which Aventis commercializes with P&G Actonel, a new bisphosphonate authorized for the treatment and the prevention of osteoporosis and for the treatment of Paget's disease (a rare bone disease). If P&G's change of control rights under this agreement were triggered, then P&G would have a put option for its interest in the Actonel business as well as a call option for Aventis' interest in such business, in both cases at fair market value. P&G could request that the fair market value of the Actonel business be determined by experts within forty-five (45) days of a change of control and would be able to exercise either the put or call options within fifteen (15) days following such valuation; and

  •
  Agreements entered into with Pfizer Inc., pursuant to which Aventis has entered into an alliance with Pfizer Inc. for the development, production and global commercialization of an inhalation device for recombinant human insulin. If approved by the regulatory authorities, Aventis believes this drug ("Exubera") has the potential to achieve overall peak sales in the blockbuster range (over US$1 billion per annum). If Pfizer's change of control rights under these agreements were triggered, then Pfizer would have a put option for its interest in the Exubera business, including the jointly owned insulin production Joint Venture, as well as a call option for Aventis' interest, in both cases at fair market value. Pfizer could request that the fair market value of the Exubera business be determined by experts within forty-five (45) days of a change of control and would be able to exercise either the put or call options within fifteen (15) days following such valuation.

Since the change of control provisions in such agreements are extensive, complex and in some cases contain exceptions contingent on the existence of specified factual situations (some of which cannot be predicted with certainty in relation to the outcome of Sanofi-Synthélabo's offer), it is not possible for Aventis to make a definite assessment whether these clauses could be triggered following a successful offer by Sanofi-Synthélabo or whether its partners would in fact chose to trigger any such clauses. Aventis can give no assurance, however, that its partners would be unable to successfully invoke the change of control clauses of these agreements and terminate their business relationship. Were Sanofi-Synthélabo's offer successful, the enforcement of such provisions, even if they provide for compensation of Aventis pursuant to the termination of the contractual relationships, could have a significant impact on the company's activities and medium-term growth outlook, given the importance of such contracts.

2.     Legal and Arbitral Proceedings

a.     Products

Sabril Litigation
Aventis Pharma Ltd faces a putative class action lawsuit in the United Kingdom concerning the anti-epilepsy drug Sabril, which Aventis sold in April 2004 to Ovation Pharmaceuticals, Inc. The action seeks unspecified damages for allegations that Sabril impaired the vision of persons taking that medication. The deadline for new claimants to join the putative class is September 17, 2004.

Aventis Pasteur Blood Products Litigation
Aventis Pasteur S.A. faces criminal and civil actions in various courts in France and Argentina and the USA on behalf of individuals with hemophilia, alleging that they became infected with the Human Immunodeficiency Virus ("HIV") or hepatitis C as a result of the administration of non-heat-treated anti-hemophilic factor ("AHF") manufactured in France in the early 1980s by a predecessor company.

Aventis Pasteur Hepatitis B Vaccine Litigation
More than 130 lawsuits have been filed in various French civil courts against Aventis Pasteur S.A. or its subsidiaries in which the plaintiffs allege that they suffer from a variety of neurological disorders and autoimmune diseases, including multiple sclerosis and/or Guillain-Barré syndrome as a result of receiving the hepatitis B vaccine. Although the "Cour d'Appel de Versailles" ruled against Aventis Pasteur MSD S.N.C. (Aventis Pasteur S.A.'s 50% joint venture with Merck) on September 12, 2003, a very similar case decided two years ago by the same court was reversed on September 23, 2003, by the French Supreme Court. Aventis Pasteur has appealed the September 12, 2003 decision to the French Supreme Court. Its decision is expected to be rendered in 2005 or 2006. In addition Courts in France have recently rejected more than ten claims, all alleging a causal link between hepatitis B vaccine and the claimants' alleged injuries. Finally, some final judgments exist which all reject the claims of an alleged causal link between the hepatitis B vaccine and neuropathics (such judgments are concerning both Aventis Pasteur and its competitor).

Aventis Pasteur Thimerosal Litigation
Aventis Pasteur is a defendant in 330 lawsuits in several federal and state courts in the U.S. alleging that serious personal injuries resulted from the presence of mercury in the preservative thimerosal, trace amounts of which are contained in vaccines manufactured by Aventis Pasteur. Several of the cases seek certification to proceed as class actions. Aventis Pasteur believes that all of these claims must be adjudicated first by the U.S. Court of Federal Claims under the U.S. National Childhood Vaccine Injury Act and the National Vaccine Injury Compensation Program before the claimants may bring direct actions against the company. Currently, all of these cases are either in the preliminary response stage, the early stages of the discovery process, have been stayed pending adjudication by the U.S. Court of Federal Claims, or have pending plaintiffs' requests for reconsideration of preliminary determinations to stay proceedings pending such adjudication. Sixteen cases brought on behalf of plaintiffs before the U.S. Court of Federal Claims have now been refiled against Aventis Pasteur after the Court failed to render a determination on the claims within the statutory 240 day period. Several of these cases are now in various stages of discovery. Aventis Pasteur Limited is also a defendant in two class actions filed in Canada on behalf of persons vaccinated before reaching two years of age for diphtheria, tetanus and pertussis, since 1980. A ruling on class certification in one of these matters (in Ontario) was previously expected by the end of 2003, but under the court's current schedule, we do not expect any rulings before July 2004.

Armour Blood Products Litigation
Legal proceedings remain pending in the U.S. and Ireland against Armour Pharmaceutical Company in which individuals with hemophilia and infected with HIV claim that such infection was caused by administration of plasma-derived AHF (Antihemophilic Factor) concentrates processed in the late 1970s to mid-1980s. Armour has settled most of the AHF cases in the U.S., Canada and Ireland. Approximately 130 individuals opted out of a 1996 U.S. class action settlement, but have not filed suit against Aventis. Two cases remain active. Additionally, on June 2, 2003 a purported class action was filed in the Northern District of California against Armour, Aventis Behring and Aventis Inc. and three other US plasma fractionators, on behalf of a purported class of foreign and national plaintiffs alleging infection with HIV and/or hepatitis C from 1978-1990. This action has been transferred to the United States District Court for the Northern District of Illinois by the Federal Panel on Multidistrict Litigation. Six additional complaints have been filed similar to the above class action, but are limited to citizens of Venezuela, Brazil, Taiwan and Iraq.

In November 2002, Canadian authorities filed criminal charges against Armour and a former Armour employee alleging that Armour distributed AHF infected with HIV. The case remains in the pre-trial stage.

Aventis Pasteur MMR Vaccine Litigation
A group action filed in 1999 is pending in the United Kingdom against various manufacturers of MMR (measles/mumps/rubella) combination vaccines in which plaintiffs allege that such vaccines are the cause of autism, behavioral disorders and intestinal disorders in children. A subsidiary of Aventis Pasteur S.A.'s 50% joint venture with Merck has been named in 120 of the claims included in the litigation. Documents and witness statements have been disclosed by both parties in the lead claims involving the MMR vaccine manufactured by Aventis Pasteur S.A. In Autumn 2003, the Legal Services Commission decided to withdraw its funding to the claimants. Since then, the action has been stayed. The claimants' judicial review of the Commission's decision has been rejected. Most of the claimants whose case cannot be distinguished from the leading claimant's case have announced that they are discontinuing their proceedings. Approximately 16 claimants out of 120 have announced their intent to proceed. In a related development, the IOM published May 2004, clearly concludes that childhood vaccines are not associated with autism.

Ionamin/Fen/phen Litigation
Aventis subsidiary Fisons plc ("Fisons") and former subsidiary Rugby Laboratories ("Rugby") are currently involved in approximately 977 (as to Fisons) and 585 (as to Rugby) personal injury lawsuits in the U.S. (including class actions) concerning the weight-loss drug phentermine (Fisons brand name Ionamin). The lawsuits allege that the manufacturers of phentermine knew that its use could cause serious side effects, but failed to warn against those dangers. To date, Fisons and Rugby have made no settlement payments and have been dismissed from, or have dismissals pending in, more than 6,000 and 1,912 cases, respectively.

  b.    Compliance

Pharmaceutical Industry Antitrust Litigation
Approximately 135 cases remain pending of the numerous complaints that were filed beginning in 1993 through the mid-1990's by retail pharmacies in both federal and state court. These complaints shared the same basic allegations: that the defendant pharmaceutical manufacturers and wholesale distributors, including Aventis predecessor companies, violated the Sherman Act, the Robinson Patman Act, and various state antitrust and unfair competition laws by conspiring to deny all pharmacies, including chains and buying groups, discounts off the list prices of brand-name drugs. Aventis, and/or its predecessor companies, disposed of the remainder of the cases by settlement or dismissal. A trial of the Sherman Act claims of the majority of the remaining plaintiffs against the remaining manufacturer defendants has been set for October 4, 2004 in the United States District Court for the Eastern District of New York. This trial will not dispose of the remaining plaintiffs' Robinson Patman Act claims.

Government Investigations—Pricing and Marketing Practices
The U.S. Attorney's Office in Boston is conducting a civil and criminal investigation of sales by Aventis Pharmaceuticals Inc. (API) of certain products to managed care organizations and whether those sales should have been included in the "best price" calculations that are used to compute the Medicaid rebates. API has received subpoenas in this matter, has provided documents in response to these subpoenas and is cooperating with the government in its investigation.

The U.S. Attorney's Office in Boston is conducting a civil and criminal investigation with regard to interactions API had with a physician, and affiliated entities, in Massachusetts. API and certain of its employees have received subpoenas regarding this matter. One current employee and one former employee (a Regional Sales manager and a Regional Account Manager, respectively) have received letters from the government indicating they are targets of an investigation of a federal grand jury regarding their conduct in connection with activities of API in possible violation of federal criminal statutes. API has provided documents in response to these subpoenas and is cooperating with the government in its investigation.

The Department of Justice is reviewing the merits of a qui tam action filed in 1995 in federal court in Florida, which alleges that the Average Wholesale Prices ("AWP") of certain pharmaceutical products, which are used to set Medicare reimbursement levels, were improperly established and used by API, Aventis Behring, and Armour Pharmaceutical Company in the marketing of their products. API and Aventis Behring also received subpoenas from the states of California and Texas with respect to such issues in 2000. API received a similar subpoena from the state of Massachusetts in April 2001. As a part of the United States House of Representatives Energy and Commerce Committee's investigation of pharmaceutical reimbursement and rebates under Medicaid, API received a request for documents relating to Anzemet. API has provided information and documents in response to this request. API has also responded to an inquiry by the United States Senate Finance Committee regarding nominal pricing.

Class Action Suits—Pricing and Marketing Practices
API is a defendant in several U.S. lawsuits seeking damages on behalf of a class of individuals and entities that allegedly overpaid for certain pharmaceuticals as a result of the AWP pricing issue described under "Government Investigations—Pricing and Marketing Practices" above. Cases filed against API in state and federal courts have been or are in the process of being consolidated in federal court in Boston along with similar cases pending against other pharmaceutical companies. These suits allege violations of state unfair trade, unfair competition, consumer protection and false claim statutes. Aventis Behring is a defendant in some of these cases.

On June 12, 2003, following a ruling by the Boston federal court granting in part defendants' motion to dismiss the original consolidated complaint, plaintiffs filed an amended consolidated complaint against twenty-three pharmaceutical companies, including API and Aventis Behring. Plaintiffs assert violations of anti-racketeering (RICO) and state consumer fraud statutes based on defendants' alleged artificial inflation of AWPs for certain of their drugs. Plaintiffs also sued Together Rx, the discount drug program in which API and several other pharmaceutical companies participate that is designed to provide needy senior citizens with lower cost pharmaceutical drugs. Plaintiffs allege the Together Rx program violates federal antitrust laws and RICO, and constitutes a conspiracy under civil laws. Defendants filed motions to dismiss the amended consolidated complaint on August 1, 2003, which were denied in part and granted in part on February 24, 2004. Discovery is ongoing. API and other pharmaceutical companies are also defendants in lawsuits brought by the states of Montana, Nevada, New York and Connecticut for pricing issues described under "Government Investigations—Pricing and Marketing Practices" above. All of these suits were transferred to federal court in Boston. The New York and Connecticut cases have since been remanded to state court. These suits allege violation of state unfair trade, consumer protection and false claims statutes, breach of contract and Medicaid fraud. API and other pharmaceutical companies have also been sued by the states Pennsylvania and Wisconsin, in suits alleging similar violations of state laws concerning pricing and marketing practices.

In July 2004 Central Alabama Comprehensive Healthcare Inc. filed suit in federal court against Aventis, Aventis Behring, and seven other pharmaceutical companies alleging that the defendants have overcharged Public Health Service entities for their pharmaceutical products. The plaintiff seeks to represent a nationwide class of all such entities that purchase under the Public Health Service program.

Vitamin Antitrust Litigation
Since 1999, Aventis, some of its subsidiaries in its former animal nutrition business, and other vitamin manufacturers have been defendants in a number of class actions and individual lawsuits in U.S. courts relating to alleged anticompetitive practices in the market for bulk vitamins. Aventis has settled all claims brought by direct purchasers of the relevant vitamin products and the majority of actions brought on behalf of indirect purchasers. A limited number of direct purchasers continue to pursue claims. A federal district court's dismissal of a lawsuit filed on behalf of a putative class of non-U.S. "direct purchasers" was overturned in January 2003 by a three-member panel of the U.S. Court of Appeals for the District of Columbia. On June 14, 2004, the U.S. Supreme Court vacated that decision and remanded the matter back to the Court of Appeals for consideration of an issue that had not been presented to the Court. A former Aventis subsidiary and five of the other major settling defendants entered into a judgment-sharing agreement, pursuant to which they agreed to allocate any judgment at trial among themselves according to the actual sales made by each of them. Regarding the same matter, civil litigation against Aventis and some of its subsidiaries has been initiated in Canada, Australia, the United Kingdom, Germany and the Netherlands. In Germany some court cases have been decided in favor of defendants but are on appeal. Settlements in some other civil litigations have been entered into or are under negotiation. Investigations by antitrust authorities are pending in Brazil. In connection with the sale of its animal nutrition business to CVC Capital Partners, Aventis agreed to retain liability arising out of these antitrust issues.

Methionine Antitrust Litigation
An investigation by the European Commission into methionine sales by the former Aventis animal nutrition business has been completed and Aventis has been granted immunity from prosecution because it cooperated with the Commission's investigation. Aventis is unaware of any ongoing methionine investigations in any other jurisdictions. Aventis has settled all direct purchaser civil claims brought in the U.S. against Aventis and some of its subsidiaries relating to methionine sales and has settled the majority of claims brought by indirect purchasers. Settlement negotiations are ongoing with the remaining U.S. indirect purchasers and with Canadian purchasers. In connection with the sale of its animal nutrition business to CVC Capital Partners, Aventis agreed to retain liability arising out of these antitrust issues.

Cipro Litigation
API is a defendant in several related cases in U.S. state and federal courts alleging that API and certain other pharmaceutical manufacturers violated U.S. antitrust laws and various state laws by the manner in which they settled a patent dispute regarding the brand-name prescription drug Cipro. Watson Pharmaceuticals and Rugby Laboratories were named as defendants in most of these cases. Watson purchased Rugby from API. API agreed to defend and indemnify both Watson and Rugby. By order entered May 20, 2003, the United States District Court for the Eastern District of New York rejected plaintiffs' attempt to characterize the agreement settling the patent litigation as a "per se" violation of the antitrust laws. The court also dismissed Watson from the federal consolidated cases. Aventis believes that the potential damages that plaintiffs seek against Rugby and Watson (in the cases in which Watson remains a party) are duplicative of the damages that plaintiffs seek against Aventis in those cases.

Cardizem Antitrust Litigation
API, Andrx Pharmaceuticals, and in some cases Hoechst AG, are defendants in a number of lawsuits, now consolidated in the U.S. District Court for the Eastern District of Michigan, alleging that API and Andrx engaged in anticompetitive practices and unfair methods of competition by entering into an agreement in partial settlement of patent infringement litigation relating to Cardizem CD. Plaintiffs included certain direct and indirect purchasers of Cardizem CD, as well as the Attorneys General of 28 states and the District of Columbia and four Blue Cross Blue Shield plans. On June 8, 2000 the court granted the plaintiffs' motion for partial summary judgment, ruling that the agreement between Andrx and API is a "per se" violation of U.S. antitrust laws. Damages issues were not addressed in the court's ruling. The defendants appealed this ruling, but the appellate court affirmed and refused to reconsider its ruling. Andrx has sought a writ of certiorari from the United States Supreme Court. The court has yet to rule on this request. API and Andrx have reached settlements in an aggregate amount of approximately US$ 110 million in 2002 and US$ 80 million in 2003 with all plaintiffs except the four Blue Cross Blue Shield plaintiffs. In May 2004, API and Andrx separately resolved the claims of the four Blue Cross Blue Shield plaintiffs. One appeal by a class member contesting the US$ 80 million Indirect Purchaser Class settlement remains outstanding.

Lovenox Antitrust Litigation
On February 25, 2003, Organon Sanofi-Synthélabo LLC ("Sanofi"), which markets the anticoagulant drug Arixtra, filed a lawsuit in United States District Court for the Middle District of Florida against

API alleging that API unlawfully monopolized the market for certain injectable anticoagulants. Specifically, the suit alleges that certain provisions in contracts for the sale of Lovenox to hospitals constitute an unlawful restraint of trade in violation of U.S. and Florida antitrust laws. The suit sought unquantified damages, including treble damages and attorneys' fees, as well as injunctive relief to prevent API from enforcing certain allegedly unlawful contract provisions. API has filed an answer contesting the allegations in the complaint. In June 2004, Sanofi and Aventis jointly sought and obtained an adjournment of case deadlines pending completion of the Sanofi-Aventis business constitution.

MCAA Industry Litigation and Investigation
All claims for compensation by purchasers of monochloroacetic acid (MCAA) filed against Hoechst in the U.S. and Canada have been settled. A U.S. government investigation regarding this matter was concluded when Hoechst agreed in January 2003 to plead guilty and pay a fine of US$ 12 million for participation in arrangements affecting competition in certain markets for MCAA. An investigation on the same matter by the EU Commission is pending.

Brazilian Antitrust Claims
On August 4, 2003, the Secretariat of Economic Law (the "SDE") issued a preliminary opinion, in which it concluded that, in 1999, certain sales managers from 21 pharmaceutical companies (including one representative from Aventis and one from Aventis Behring Ltda.) attended a sales meeting during which they engaged in anti-competitive acts, intended to prevent competition from certain generic products. The SDE finding is currently before the CADE ("Conselho Administrativo de Defesa Economica"), the second level of administrative review. Should the CADE adopt the SDE findings, the companies may contest this decision before the Courts. The General Attorneys of CADE have issued a legal opinion recommending the application of the minimum penalty. The public prosecutor's legal opinion on the case was recently issued, mentioning that no anticompetitive concrete effect was identified, thus recommending the filing of the case. The case is now with the CADE representative responsible for the case for issuance of a final report, and it will then be submitted for decision at the Plenary level.

Related civil proceedings have been filed by a public prosecutor. The defendants have presented their defenses and the parties are awaiting a decision.

Sorbates Industry Investigation
Hoechst, Nutrinova (a former subsidiary of Hoechst), and other "sorbates" manufacturers are defendants in U.S. civil actions by purchasers of "sorbates" and by certain State Attorneys General, alleging anticompetitive practices in the market for "sorbates". Settlement negotiations are underway. In addition, on October 1, 2003, the European Commission imposed a fine of € 99 million against Hoechst for participation in anticompetitive practices in the "sorbates" market. Hoechst has appealed this decision.

Pursuant to the demerger agreement between Hoechst and Celanese AG in October 1999, Hoechst and Celanese split any further costs and expenses from this matter in a ratio of 80/20 between them.

Rhodia Shareholder Litigation
On January 26 and 29, 2004, four minority shareholders of Rhodia filed a claim before the Commercial Court of Paris against Aventis, together with other defendants including the directors of Rhodia at the time of the facts alleged, seeking a judgment holding them collectively liable for the alleged publication of misstatements with respect to Rhodia's acquisition during the period 1999-2000 of the company Albright & Wilson and of Chirex. These shareholders seek a finding of joint and several liabilities for damages to be awarded to Rhodia in an amount of € 925 million for alleged harm to the company, as well as personal claims of € 35 million and € 69.5 million for their own alleged individual losses. Aventis contests these claims both in substance and amount. A first procedural hearing took place on June 8, 2004. Two of the shareholders partially withdrew their personnal claims of € 35 million. A decision of the Court dated June 15, 2004, accepted the partial withdrawal of claims. The next hearing is scheduled for September 14, 2004. On June 29, 2004, a similar action was filed in New York State Court, purportedly on behalf of two Rhodia shareholders, including one that had withdrawn its claims.

  c.    Patents

Rilutek Litigation
In June 2002 Impax Laboratories, Inc. ("Impax") filed a complaint against API in U.S. District Court in Delaware seeking a declaratory judgment of patent invalidity and/or non-infringement with respect to API's patent relating to the use of Rilutek for the treatment of amyotrophic lateral sclerosis. API has counterclaimed that marketing by Impax of a generic version of Rilutek prior to the expiration of the Aventis method of use patent would constitute infringement of the Aventis patent. In December 2002 the court granted motion to Aventis for a preliminary injunction preventing Impax from marketing a generic version of Rilutek until resolution of the patent litigation or until further ruling by the court. The trial was concluded in October 2003 but a decision has not yet been issued.

GA-EPO Patent Litigation
In April 1997 Amgen Inc. filed an action in U.S. District Court in Massachusetts against Transkaryotic Therapies and API alleging that GA-EPO (gene activated erythropoietin, a drug for the treatment of anemia) and the processes for producing GA-EPO infringe certain U.S. patents of Amgen. On January 19, 2001 the court ruled that certain claims in three of the five patents asserted by Amgen were valid and enforceable, and would be infringed by the marketing of GA-EPO. API and Transkaryotic Therapies appealed the district court decision and the appellate panel issued a ruling remanding the case to the district court for further rulings on invalidity and infringement. The trial on remand took place in October/November 2003, but a decision has not yet been issued.

Lovenox Safety Syringe
In July 2003, Safety Syringe Inc. ("SSI") brought suit against API in U.S. District Court for the Southern District of California alleging infringement of an SSI patent relating to the Automatic Safety Device ("ASD") launched by API in March 2003 for use with Lovenox. SSI had previously sued Becton Dickinson which supplies the ASD to API. On July 2, 2004, this matter was settled pursuant to a Settlement and License Agreement.

  3.    Contingencies Arising from Certain Business Divestitures

Aventis and its subsidiaries, Hoechst and Aventis Agriculture, divested a variety of mostly chemical, including agro-chemical, businesses in previous years with customary indemnification obligations regarding the state of the sold businesses as well as specific indemnification obligations negotiated on a case-by-case basis.

Aventis Behring
The divestment of Aventis Behring and related protein therapies assets was effective on March 31, 2004. The purchase agreement contained customary representations and warranties running from Aventis as seller to CSL Limited as purchaser. Aventis has indemnification obligations that generally remain in effect until March 31, 2006 (the second anniversary of the Closing Date). However some indemnification obligations have a longer duration, for instance indemnification related to the due organization, capital stock and ownership of Aventis Behring Companies runs through March 31, 2014, environmental indemnification through March 31, 2009, and product liability indemnification through March 31, 2019. Furthermore for tax related issues Aventis indemnification obligation covers all taxable periods that end on or before the Closing Date without any specified duration. Under the indemnification agreement, Aventis is to indemnify only once indemnifiable losses exceed US$ 10 million and up to a maximum aggregate amount of US$ 300 million. For environmental claims the indemnification due by Aventis equals 90% of the indemnifiable losses. Product liability claims are treated separately, and the aggregate indemnification is capped at US$ 500 million. Indemnification obligations related to financial statement representations and warranties as well as tax claims are not capped in amount.

Aventis CropScience
The sale by Aventis Agriculture and Hoechst of their aggregate 76% participation in the Aventis CropScience Holding ("ACS") to Bayer AG was effective on June 3, 2002. The Stock Purchase Agreement ("SPA") dated October 2, 2001 contained customary representations and warranties with respect to the sold business as well as a number of indemnifications, in particular with respect to environmental liabilities (the representations and warranties and the environmental indemnification are subject to a cap of € 836 million, except for certain "legal" representations and warranties and specific environmental liabilities), taxes, certain legal proceedings, StarLink corn, and with respect to certain pre-closing liabilities, in particular, product liability cases (subject to a cap of € 418 million). In addition, the compensation of losses is restricted; in particular, there is in principle no compensation for loss of value and consequential damages, although specific rules apply in some instances. Additionally, Bayer AG is subject to a number of obligations regarding mitigation and cooperation. The regular limitation period for most representations and warranties ran until December 3, 2003. However, the legal representations and warranties only become time-barred on June 3, 2012. All specific indemnifications provide for various specific periods of limitation. On August 8, 2003, Bayer CropScience ("Bayer") initiated arbitration proceedings in Germany against Aventis Agriculture and Hoechst. Bayer is a wholly owned subsidiary of Bayer AG, which acquired the ACS shares in June 2002. Bayer is seeking damages of approximately €157 million for an alleged breach of a financial statement-related representation contained in the SPA. In March 2004 Aventis and Bayer concluded a settlement agreement regarding a price adjustment in favor of Bayer amounting to € 327 million, calculated in accordance with the SPA. A limited number of outstanding claims related to representations and warranties of a type usual in transactions of this kind remain unresolved, including the arbitration claim described in the preceding paragraph. Aventis does not anticipate that their outcome will have a material income statement effect.

Aventis Animal Nutrition
Divestment of Aventis Animal Nutrition was effective in April 2002. The sale agreement contained customary representations and warranties. Aventis has indemnification obligations that run through April 2004, except for environmental indemnification obligations (which run through April 2012), tax indemnification obligations (which run through the expiration of the applicable statutory limitation period), and antitrust indemnification obligations (which extend indefinitely). Under the indemnification agreement, Aventis is to indemnify up to a maximum aggregate amount of € 150 million, except for certain environmental claims, which are capped at € 223 million (resulting in a maximum aggregate cap of € 373 million), and antitrust and tax claims for which indemnification obligations are not capped.

Messer Griesheim GmbH
Pursuant to an agreement dated December 30/31, 2000, Hoechst sold its 66 2/3% participation in Messer Griesheim GmbH, the main closing occurred on April 30, 2001, with economic effect from August 31, 2000. All claims of purchaser under the representations and warranties of the agreement except those relating to tax and environmental matters, if any, were settled under an agreement entered into in July 2003.

Celanese AG
The demerger of Celanese AG ("Celanese") became effective on October 22, 1999 with retroactive effect to midnight January 1/2, 1999. Under the demerger agreement between Hoechst and Celanese, Hoechst expressly excluded any representations and warranties regarding the shares and assets demerged to Celanese. Ongoing are, however, the following indemnification obligations of Hoechst:

  •
  While all obligations of Hoechst (i) resulting from public law or (ii) pursuant to current or future environmental laws or (iii) vis-à-vis third parties pursuant to private or public law related to contamination (as defined) have been transferred to Celanese in full, Hoechst must compensate Celanese for two thirds of any such cost incurred by Celanese under these obligations.

  •
  To the extent Hoechst is liable to purchasers of certain of its divested businesses (as listed), Celanese must indemnify Hoechst, as far as environmental damages are concerned for liabilities aggregating up to € 250 million, liabilities exceeding such amount will be borne by Hoechst alone up to € 750 million, and amounts exceeding € 750 million will be borne 2/3 by Hoechst and 1/3 by Celanese without any further caps. Compensation paid to third parties by Celanese under this clause through June 30, 2004 was significantly below the first threshold of € 250 million.

Rhodia
In connection with the divestment of Rhodia in 1998, Aventis entered into an Environmental Indemnification Agreement dated May 26, 1998 under which, subject to certain conditions, Rhodia is entitled to claim indemnification from Aventis with respect to direct losses resulting from third party claims or public authority injunctions for environmental damages. Further to the negotiations that took place in 2002, and after authorization by the Management Board and Supervisory Board of Aventis, Aventis and Rhodia have finalized a settlement agreement on March 27, 2003 pursuant to which (i) the parties settle all environmental claims in connection with the Environmental Indemnification Agreement, for an amount of € 88 million (including an amount of approximately € 57 million already paid in 2002 and 2003, and a last installment of approximately € 31 million to be paid at the latest on June 30, 2007), and (ii) the Environmental Indemnification Agreement is terminated. This amount of € 31 million has been paid by Aventis in April 2004.

Clariant—Specialty Chemicals Business
Hoechst conveyed its specialty chemicals business to Clariant AG ("Clariant") pursuant to an agreement executed on June 17, 1997. The effective date of transfer was June 30/July 1, 1997. While Clariant has undertaken to indemnify Hoechst from all costs incurred for environmental matters relating to purchased sites, certain ongoing indemnification obligations of Hoechst for environmental matters in favor of Clariant can be summarized as follows:

  •
  Costs for environmental matters at the sites taken over directly or indirectly by Clariant and attributable to a specific activity of Hoechst or of a third party not related to the business transferred to Clariant are to be borne by Hoechst when the accumulated costs since the closing any year exceed a threshold amount for the then current year. The threshold increases annually from approximately € 102 million in 1997/98 to approximately € 816 million in the fifteenth year after the closing. Only the amount by which Clariant's accumulated costs exceed the then-current year's threshold must be compensated by Hoechst. No payments have yet become due under this rule.

  •
  Hoechst must indemnify Clariant without time limit for costs attributable to four defined waste deposit sites in Germany which are located outside the sites taken over by Clariant (to the extent exceeding an indexed amount of approximately € 20.5 million) and from certain locally concentrated pollutions in the sites taken over by Clariant but not caused by specialty chemicals activities in the past.

  •
  Hoechst has to bear 75% of the cost relating to a specific waste deposit site in Frankfurt, Germany.

InfraServ Höchst
By Asset Contribution Agreement dated December 19/20, 1996 as amended on May 5, 1997, Hoechst contributed all land, buildings, and related assets of the Hoechst site at Frankfurt-Höchst to InfraServ Höchst GmbH & Co KG. InfraServ Höchst agreed to indemnify Hoechst against environmental liabilities resulting from existing environmental damage, and Hoechst agreed to reimburse InfraServ for expenses related to a certain list of possible environmental damages at the Hoechst site up to € 143 million without a period of limitation. As a limited partner in InfraServ and as a former owner of the land Hoechst may still be liable for costs of remedial action in excess of this amount.

InfraServ Höchst also agreed to indemnify Hoechst against liabilities with respect to certain landfills for which it received € 65 million. As a limited partner in InfraServ and as a former user of the landfills Hoechst may still be liable for costs of remedial action in excess of this amount. Management does not believe, based on current information, accrued reserves and existing insurance policies, that any of the above-mentioned contingencies arising from certain business divestitures would have a material adverse effect on the Group's business, financial condition or results of operations. However, there can be no assurance that future events will not cause the Group to incur significant additional costs and liabilities that could have a material adverse effect on its financial condition and results of operations.

Albermale Litigation
In 1992, Rhône Poulenc S.A. (RP) signed with Ethyl Overseas Development, now known as Albermale, a Stock Purchase Agreement (SPA) by which RP sold 100% of the share capital of Potasse et Produits Chimiques S.A. (PPC) to Ethyl. Under the terms of the SPA, RP agreed to indemnify Albermale for and to hold it harmless from any claims, losses, damages, costs or any other present and prospective liabilities arising out of soil and/or groundwater contamination at the site of the Thann facility. The French Government following a study demonstrating such soil and groundwater contamination ordered Albermale to undertake certain remedial actions. Having incurred costs in connection with the environmental claims of the French Government, Albermale sought recovery from Aventis pursuant to the warranty stated in the SPA. The warranty stated in the SPA has no specified duration; therefore, Aventis holds that it is time-barred in accordance with the French commercial prescription of ten years. On April 2, 2004, Albermale initiated arbitration proceedings in the International Chamber of Commerce in Paris against Aventis. Albermale seeks the recovery from Aventis of all costs incurred so far in connection with the environmental claims of the French Government as well as a declaratory judgment against Aventis to hold it liable for all costs prospectively to be incurred by Albermale in connection with such claims. The two parties have recently appointed the Arbitral Tribunal that is expected to determine the terms of reference of the procedure in September. The first hearings in the case are expected by the end of 2004.

4.     Environmental risks

The Group's business is subject to extensive, evolving and increasingly stringent laws and regulations governing the release or discharge of regulated materials into the environment or otherwise relating to the environmental protection or human health and safety. The Group's compliance with such laws and regulations, and related enforcement policies, has resulted and will result in significant ongoing costs for the Group, and could restrict its ability to modify or expand its facilities or continue production, or require the Group to install costly pollution control equipment or incur significant expenses, including remediation costs and fines and penalties.

For further description of the environmental risks please refer to the Aventis 2003 Annual Report ("Document de Référence") registered with the Autorités des Marchés Financiers (AMF) or to the 2003 Annual Report on Form 20-F filed with the SEC.

5.     Derivatives on shares

On May 2, 2003, Aventis sold 17,751,610 Rhodia shares to Crédit Lyonnais and entered simultaneously into an equity swap agreement with the acquirer. Further to the completion of this transaction, Aventis' stake in Rhodia has been reduced to approximately 15%. This transaction is an outright sale in which the acquirer obtains immediately full title of the shares (including voting rights and dividends), with no restriction. The transaction does not allow any return of the shares back to Aventis. No gain has been recorded in connection with this disposal.

The equity swap referred to above has been considered as an "over-the-counter" derivative instrument. Accordingly, unrealized losses related to this derivative instrument shall be estimated and provided for at each balance sheet date. Unrealized gains related to this instrument shall not be recognized in the income statement; only realized gains shall be considered.

As of June 30,2004, the unrealized loss associated with this instrument amounted to € 69 million and has been provided for in the Group's accounts.

Note 12—Information by industrial segment and geographical area

Industry segment information

(in € million)	Prescription Drugs	Vaccines	Corporate and Animal Health activities	Other activities	Eliminations	Consolidated
Six-month period ended June 30, 2004
Net external sales	7,465	667		41	(7)	8,166
Sales between segments		(7)			7	—
Dep.& amort. (excl. goodwill)	(356)	(39)	(9)	(2)	—	(406)
Amortization of goodwill	(216)	(12)		—		(228)
Operating income	1,743	167	64	(5)	—	1,969
Total assets	22,921	2,720	1,316	541		27,498
Equity method investments	327	52	562	275		1,216
Capital expenditures	310	78	5	8		401
Working capital	2,504	685	(3)	7		3,193
Equity in earnings (losses) of affiliates	5	11	62	29		107
Six-month period ended June 30, 2003
Net external sales	7,466	683	—	493	(20)	8,622
Sales between segments	(2)	(9)		(9)	20
Dep.& amort. (excl. goodwill)	(310)	(43)		(13)	—	(366)
Amortization of goodwill	(231)	(12)	—	—	—	(243)
Operating income	1,566	180	65	27	—	1,838
Total assets	23,513	2,687	501	3,339	—	30,040
Equity method investments	323	48	516	479	—	1,366
Capital expenditures	297	71	—	23	—	391
Working capital	2,687	671	19	980	—	4,357
Equity in earnings (losses) of affiliates	27	10	65	(132)	—	(30)
Year-end as of December 31, 2003
Net external sales	15,190	1,621	—	1,046	(42)	17,815
Sales between segments	(5)	(20)	—	(17)	42	—
Dep.& amort. (excl. goodwill)	(705)	(90)	—	(316)	—	(1,111)
Amortization of goodwill	(456)	(24)	—		—	(480)
Operating income	3,313	465	141	(249)	—	3,670
Total assets	22,404	2,830	1,187	1,902	—	28,323
Equity method investments	330	62	541	286	—	1,219
Capital expenditures	627	145	1	63	—	836
Working capital	2,493	568	(44)	10	—	3,027
Equity in earnings (losses) of affiliates	35	32	129	(303)	—	(107)

Geographical areas of production information

(in € million)	France	Germany	Other countries in Europe	United-States and Canada	Asia	Other countries	Eliminations	Consolidated
June 30, 2004 (6 months)
Net sales	2,699	1,591	1,983	3,490	799	731	(3,127)	8,166
Long-lived assets	4,364	2,340	2,103	7,323	618	340		17,088
December 31, 2003 (12 months)
Net sales	5,524	3,642	4,015	7,970	1,441	1,470	(6,247)	17,815
Long-lived assets	4,444	2,326	2,363	7,240	537	340	—	17,250
June 30, 2003 (6 months)
Net sales	2,693	1,817	2,035	3,835	723	679	(3,160)	8,622
Long-lived assets	4,507	2,694	2,391	8,232	639	184	—	18,647

Long-lived assets reflect net tangible and intangible assets, investments in equity method investees, other investments, loans receivable, deferred charges and other assets excluding deferred tax assets.

Prescription Drugs: sales by therapeutic area

(in € million)	1st half 2004	1st half 2003	Year 2003
Thrombosis/Cardiology	1,714	1,712	3,521
Oncology	958	907	1,835
Respiratory & Allergy	1,027	1,225	2,317
Arthritis/Osteoporosis	431	386	812
Central Nervous System	779	739	1,521
Anti-Infectives	651	648	1,368
Metabolism/Diabetes	1,072	929	1,977
Other Products	833	920	1,839

Total Prescription Drugs	7,465	7,466	15,190

Note 13—Reorganization of the Group

Further to the sale agreement signed on December 8, 2003, the Group and CSL Limited completed on March 31, 2004 the agreement by which CSL acquired Aventis Behring, the therapeutic proteins business of Aventis subsidiaries. As of December 31, 2003, Aventis Behring's assets and liabilities were presented as "assets held for sale" and "liabilities related to assets held for sale" in the Group's balance sheet.

The plasma activities in Japan, held by Aventis Pharma Japan, will be transferred to CSL during the second half of 2004. As of June 30, 2004, the assets related to this activity are still reported as "assets held for sale".

As of June 30, 2004, Aventis Behring's operations for the 3-month period ended March 31, 2004 are presented as discontinued operations in the Group's statement of operations. The discontinued operations caption is broken down as follows (in € million):

• (Loss) income from operations:	(32)
• Tax effect on operations:	10
• (Loss) income related to the disposal:	12
• Tax effect on disposal:	11

The unaudited pro forma financial information presented below assumes that the above-mentioned transaction occurred:

  •
  On January 1, 2003 with respect to the pro forma statements of operations for the year ended December 31, 2003 and for the 6-month period ended June 30, 2003.

  •
  On December 31, 2003 with respect to the pro forma balance sheet as of December 31, 2003, and on June 30, 2003 with respect to the pro forma balance sheet as of June 30, 2003.

This unaudited pro forma financial information does not purport to be indicative of the future performance of Aventis or what the financial condition of Aventis would have been if the transaction referred to above had actually occurred or been in effect at those dates.

Unaudited pro forma statement of operations for
the six-month period ended June 30, 2003

(in € million)	Aventis (historical)	Less Aventis Behring	Aventis pro forma
Sales	8,622	(453)	8,169
Other operating expenses	(6,784)	413	(6,371)
Operating profit	1,838	(40)	1,798
Equity in earnings of affiliated companies	(30)	—	(30)
Net financial expenses	(80)	20	(60)
Other income or expenses	(288)	3	(285)
Income taxes	(568)	61	(507)
Minority interests	(23)	—	(23)
Preferred remuneration	(36)	—	(36)
Net income	813	44	857
Basic EPS (in €)	1.03		1.08
Diluted EPS (in €)	1.03		1.08

Unaudited pro forma Balance Sheet as of June 30, 2003

	June 30, 2003
(in € million)	Aventis (historical)	Less Aventis Behring	Aventis pro forma
Intangible assets (net values)	10,318	(11)	10,307
Property, plant and equipment (net values)	4,340	(270)	4,070
Investments and other assets	5,434	37	5,471
Net inventories	3,046	(820)	2,226
Net trade accounts	2,619	(193)	2,426
Other current assets	2,883	(46)	2,837
Cash and Short-term deposits	1,400	(9)	1,391
Total assets	30,040	(1,312)	28,728
Stockholder's equity	10,539	(550)	9,989
Amortizable preferred securities	20	—	20
Minority interests	170	—	170
Mandatorily redeemable partnership interest	219	—	219
Other long term liabilities	6,968	(81)	6,887
Long term debts including current portion	1,640	(499)	1,141
Trade accounts and notes payable	1,338	(51)	1,287
Other current liabilities	5,140	(105)	5,035
Short-term borrowings and bank overdrafts	4,006	(26)	3,980
Total liabilities	30,040	(1,312)	28,728

Unaudited pro forma statement of operations for
the year ended December 31, 2003

(in € million)	Aventis (historical)	Less Aventis Behring	Aventis pro forma
Sales	17,815	(974)	16,841
Other operating expenses	(14,145)	1,198	(12,947)
Operating profit	3,670	224	3,894
Equity in earnings of affiliated companies	(107)	—	(107)
Net financial expenses	(151)	14	(137)
Other income or expenses	(501)	164	(337)
Income taxes	(929)	(85)	(1,014)
Minority interests	(29)	—	(29)
Preferred remuneration	(52)	—	(52)
Net income	1,901	317	2,218
Basic EPS (in €)	2.42		2.82
Diluted EPS (in €)	2.41		2.81

Unaudited Balance Sheet as of December 31, 2003

	December 31, 2003
(in € million)	Aventis (historical)	Less Aventis Behring	Aventis pro forma
Intangible assets (net values)	9,608	—	9,608
Property, plant and equipment (net values)	4,130	—	4,130
Investments and other assets	4,763	108	4,871
Net inventories	1,976	—	1,976
Net trade accounts	2,354	—	2,354
Assets held for sale	1,182	(1,182)	—
Other current assets	3,139	—	3,139
Cash and Short-term deposits	1,125	—	1,125
Total assets	28,277	(1,074)	27,203
Stockholder's equity	10,434	(254)	10,180
Amortizable preferred securities	—	—	—
Minority interests	167	—	167
Other long term liabilities	5,361	—	5,361
Long term debts including current portion	3,158	(429)	2,729
Trade accounts and notes payable	1,322	—	1,322
Liabilities related to operations held for sale	391	(391)	—
Other current liabilities	5,517	—	5,517
Short-term borrowings and bank overdrafts	1,927	—	1,927
Total liabilities	28,277	(1,074)	27,203

Detail of the Aventis Behring assets and liabilities as of December 31, 2003

(in € million)
Investments and other assets	74
Net inventories	788
Net trade accounts	124
Other current assets,	196
Total assets held for sale	1,182
Other long-term liabilities	118
Long-term debts including current portion	5
Trade accounts and notes payable	82
Other current liabilities	159
Short-term borrowings and bank overdraft	27
Total liabilities related to operations held for sale	391

Notes to the pro forma financial information

Under the terms of the agreement, Aventis would receive up to US$ 925 million, consisting of a cash payment of US$ 550 million received on March 31, 2004 as well as a total of US$ 125 million in deferred payments. In addition, Aventis can receive up to US$ 250 million in additional payments from CSL on the fourth anniversary of the closing of the transaction based on the performance of CSL's share price.

The unaudited pro forma adjustments are to:

  •
  Deconsolidate the income statement and balance sheet of Aventis Behring

  •
  Record the cash payment, the present value of the deferred payments and the fair value of the contingent payments that should be received upon closing of the transaction, assuming that the cash proceeds were received on January 1, 2003 and were used to decrease the Group debt and interest expenses

As of December 31, 2003, the Aventis Behring statement of operations includes an impairment to write down the carrying value of Aventis Behring net assets, including the related currency transaction adjustment, to the fair value of the expected net proceeds (€ 436 million before tax, € 302 million after tax).

Note 14—Significant differences between French and U.S. GAAP

The Group's consolidated financial statements have been prepared in accordance with French GAAP, which as applied by the Group differ in certain significant respects from U.S. GAAP. The effects of the application of U.S. GAAP to net income and stockholders' equity are set out in the tables below.

Such effects primarily result from the accounting treatment of the combination of Rhône-Poulenc and Hoechst businesses to create Aventis:

  •
  Under French generally accepted accounting principles, this business combination has been accounted for using an acquisition method based on net book values. This method consists of an addition of the results, assets, liabilities, and shareholders' equity of Hoechst and Rhône-Poulenc at their respective book values.

  •
  Under generally accepted accounting principles in the United States, the combination of Rhône-Poulenc and Hoechst must be accounted for under the purchase method. The new Aventis shares and ADSs issued to former Hoechst shareholders to effect this business combination represented greater than half (approximately 52%) of new outstanding share capital of Aventis. Consequently, this business combination is accounted for as a "reverse acquisition", that is, the acquisition of Rhône-Poulenc by Hoechst.

CONDENSED STATEMENT OF OPERATIONS

I)     Reconciliation of net income to U.S. GAAP

	Note	June 30, 2004	June 30, 2003	December 31, 2003
		(in € million)
Net income—common shareholders—Under French GAAP		1,166	813	1,901
Adjust to record the purchase price allocation resulting from the recognition of the initial business combination as a purchase acquisition
• Additional amortization, depreciation and impairment resulting from the step-up
- Trademarks, patents and other intangible assets	(a)	(141)	(132)	(301)
- Plant and equipment	(a)	(14)	(21)	(47)
- Equity investments	(a)	(40)	(40)	(82)
• Goodwill impairment	(b)	—	—	—
Adjust for other differences
• Investments valuation under FAS 115	(e)	13	(45)	(22)
• Accounting for derivative instruments under FAS 133
- Current period effect	(f)	—	—	(8)
• Repurchase of Capital Equity Notes 1986	(k)	—	(24)	(24)
• Adjustment due to the application of FAS 142
- Reversal of goodwill amortization and impairment under French GAAP	(g)	233	249	491
• Other adjustments		46	(12)	(17)

Tax effect of U.S. GAAP adjustments	(c)	36	48	137

Minority interests	(d)	—	—	—

Remuneration of preferred securities classified in stockholders' equity		18	22	44

Net income before remuneration under US GAAP		1,317	858	2,072

Remuneration of preferred securities classified in stockholders' equity		(18)	(22)	(44)

Net income-common shareholders—under US GAAP		1,299	836	2,028

II)   Condensed statements of operations for the six-month periods ended June 30, 2004 and June 30, 2003 and for the year ended December 31, 2003 under U.S. GAAP

	June 30, 2004	June 30, 2003(1)	December 31, 2003
	(in € million, except share and per share amounts)
Sales	8,166	8,169	16,841
Co-promotion income	167	112	252
Operating expenses excluding research and development	(4,984)	(4,977)	(10,210)
Research and development	(1,268)	(1,426)	(2,863)
Operating income	2,081	1,878	4,020
Equity investment income	73	(63)	(178)
Interest expense, net	(78)	(87)	(141)
Other, net	(204)	(328)	(391)
Income taxes	(532)	(506)	(887)
Minority interests	(24)	(23)	(29)
Net income from continuing operations	1,316	871	2,394
Income (loss) from discontinued operations, net of income tax
• Net income (loss) from operations	(22)	(13)	(322)
• Net gains on disposal	23	—	—
Net income/(loss) from discontinued operations	1	(13)	(322)

Net income (loss) before remuneration of preferred securities classified in stockholders' equity	1,317	858	2,072

Remuneration of preferred securities classified in stockholders' equity	(18)	(22)	(44)

Net income—common shareholders	1,299	836	2,028

Earnings per share	1.67	1.06	2.58

Basic earnings per share—common stock
Continuing operations—common shareholders	1.67	1.07	2.99

Discontinued operations	0	(0.01)	(0.41)

	1.67	1.06	2.58

Diluted earnings per share—common stock
Continuing operations—common shareholders	1.66	1.07	2.98

Discontinued operations	0	(0.01)	(0.41)

	1.66	1.06	2.57

(1)
Further to the disposal of Aventis Behring on March 31, 2004, retroactive adjustments have been made on the above June 30, 2003 amounts to present this business as discontinued operations.

CONDENSED BALANCE SHEET

I)     Reconciliation of stockholders' equity to U.S. GAAP

	Note		June 30, 2004	December 31, 2003	June 30, 2003
Stockholders' equity under French GAAP			11,112	10,434	10,538
Adjust to record the purchase price allocation resulting from the recognition of the initial business combination as a purchase acquisition
• Trademarks, patents and other intangible assets	(a	)	2,687	2,776	3,066
• Plant and equipment	(a	)	162	173	150
• Pensions—unrecognized gain and losses	(a	)	(52)	(57)	(65)
• Equity investments	(a	)	1,221	1,281	1,294
• Goodwill	(b	)	2,279	2,000	1,957
Adjust for other differences
• Adjustment for minimum liabilities	(j	)	(877)	(898)	(728)
• Investment valuation under FAS 115	(e	)	33	33	3
• Accounting for derivative instruments under FAS 133			—	—	23
• Other adjustments			(63)	(90)	(58)
Tax effect of U.S. GAAP adjustments	(c	)	(954)	(958)	(1,136)
Minority interests	(d	)	(10)	(10)	3

Stockholders' equity under US GAAP			15,538	14,684	15,047

	1st half 2004	Year 2003	1st half 2003
Stockholders' equity under U.S. GAAP as of January 1, 2004 and 2003	14,684	15,784	15,784

Net income before remuneration of preferred securities classified in stockholder's equity	1,317	2,072	858
Remuneration of preferred securities classified in stockholders' equity	(18)	(44)	(22)
Change in translation reserves	127	(1,736)	(742)
Dividends	(638)	(554)	(553)
Adjustment for minimum liabilities	25	(198)	6
Variations in Fair Market Value of available for sale securities, net of tax	(33)	110	89
Issuance of shares for stock options	113	11	(2)
Issuance of ordinary shares	—	96	—
Repurchase of Aventis shares	(39)	(717)	(231)
Repurchase of Capital Equity Notes 1986	—	(140)	(140)

Stockholders' equity under U.S. GAAP as of June 30, 2004, December 31, 2003 and June 30, 2003	15,538	14,684	15,047

II)   Condensed balance sheet as of June 30, 2004, December 31, 2003 and June 30, 2003 under U.S. GAAP

	June 30, 2004	December 31, 2003	June 30, 2003(1)
Assets
Cash and short-term deposits	1,429	828	866
Marketable securities	300	356	551
Other current assets	7,203	7,641	7,574
Other long-term assets	2,710	2,516	3,101
Discontinued assets	47	1,175	1,431
Investments	2,712	2,751	2,950
Fixed assets	4,328	4,303	4,253
Intangible assets (excluding goodwill)	4,021	4,235	4,484
Goodwill	10,352	10,150	10,777

Total assets	33,102	33,955	35,987

Liabilities
Short-term liabilities	7,021	6,832	6,287
Corporate debt	4,131	5,085	5,644
Other long-term liabilities	4,451	4,993	5,106
Provision for pension and similar obligations	1,767	1,794	3,233
Discontinued liabilities	—	390	266
Mandatorily redeemable partnership interest	—	—	218
Minority interests	194	177	166
Amortizable preferred securities	—	—	20
Shareholders' equity	15,538	14,684	15,047

Total liabilities and shareholders' equity	33,102	33,955	35,987

(1)
Further to the disposal of Aventis Behring on March 31, 2004, retroactive adjustments have been made on the above June 30, 2003 amounts to present this business as discontinued operations (see Note (i)).

III)  CONDENSED CASH FLOW STATEMENT (UNDER U.S. GAAP)

	June 30, 2004	June 30, 2003	December 31, 2003
	(in € million)
Net income (after income tax and before remuneration of preferred securities classified in stockholders' equity)	1,317	858	2,072
Elimination of expenses and benefits without effect on cash and increase/(decrease) in operating assets and liabilities	78	(311)	(686)

Net cash provided (used) by operating activities	1,395	547	1,386
Net cash (used) provided by investing activities	106	(336)	(284)
Net cash (used) provided by financing activities	(918)	(131)	(1,058)

Effect of exchange rates on cash	18	3	(7)

Increase/(Decrease) in net cash and cash equivalents	601	83	37
Effect of changes in consolidation perimeter on cash	—	36	35
Cash and cash equivalents at beginning of year	828	756	756
thereof from discontinued operations	—	14	14
Cash and cash equivalents at end of year	1,429	875	828
thereof from discontinued operations	—	—	—

NOTES TO THE RECONCILIATION OF NET INCOME AND STOCKHOLDERS' EQUITY TO U.S. GAAP

(a)   Purchase price allocation

The cost of an acquired company is assigned to the assets acquired, including tangible and intangible assets, and liabilities assumed, including pension obligations, on the basis of their fair values at the date of acquisition. The portion of the purchase price allocated to tangible and intangible assets is subsequently depreciated and amortized over the expected useful life of the related assets. Regarding pension obligations, the acquired pension liabilities are adjusted to reflect the projected benefit obligation. This adjustment appears under "other adjustment" caption. Previously existing unrecognized net losses are accordingly eliminated.

(b)   Goodwill

An excess of cost over the fair value of net assets acquired is recorded as goodwill. Until December 31, 2001, goodwill was amortized over its expected useful life. Such useful life had been estimated to be 30 years. The adjustment at that date was therefore to reverse the historical goodwill (and related amortization expense) recorded by the acquired company related to prior acquisitions and recognize the goodwill (and related amortization expense) resulting from the current acquisition.

The impact of the adoption of FAS 142 is described in Note (g).

(c)   Tax effect of U.S. GAAP adjustments

This reconciliation item includes all tax effects due to the reconciling items except (b) for which no deferred tax impact is required.

(d)   Minority interests

This adjustment is to record the 1.90% (1.90% as of December 31, 2003 and 1.96% as of June 30, 2003) minority interests in Hoechst that are owned by the Hoechst's shareholders who have not exchanged their Hoechst shares for Aventis shares.

(e)   Available-for-sale and Trading investments

  Available-for-sale investments

Under U.S. GAAP, investments classified as available-for-sale are carried at fair value, with any related unrealized gain or unrealized temporary loss recorded as a separate component of equity. In 2001 and 2002, the 11.8% investment in Clariant was recorded as an available-for-sale investment (FAS 115). The value of Hoechst's remaining interest in Clariant was therefore adjusted through equity in order to reflect its market value. The deferred tax liability resulting from such step-up was also recorded through equity. In October 2003, the Group sold its investment in Clariant.

An impairment is recognized on such available-for-sale securities whenever an "other than temporary" decline in market value exists. A significant decline in market value over an extended period of time is generally presumed to qualify as an "other than temporary" decline resulting in an impairment recognition. Accordingly the Group recorded a US$ 16 million (€ 13 million) impairment loss with regard to its investment in Regeneron, a € 63 million impairment loss with regard to its investment in Genta, a € 62 million impairment loss with regard to its investment in Rhodia, under US GAAP as of June 30, 2004.

Under French GAAP such investments are classified either as strategic investments or other investments:

  •
  Strategic investments are recorded at cost. An impairment is recorded whenever the value-in-use of a strategic investment is lower than its carrying value. The value-in-use approach includes, among other things, consideration of strategic aspects, derived economic benefits, share market price and long-term holding intention and ability.

  •
  Other investments are carried at the lower of cost or net realizable value.

Following the application of the value-in-use model, the investment in Millennium Pharmaceuticals has been written down by € 137 million as of December 31, 2002 and € 33 million of this allowance was reversed as of December 31, 2003 (of which € 22 million as of June 30, 2003). As of June 30, 2004 an additional impairment has been recorded for an amount of € 22 million. Under U.S. GAAP, this French GAAP impairment has been reversed.

  Trading securities

Under U.S. GAAP, investments classified as trading securities are carried at fair value, with any related unrealized gain or loss recorded as a separate component of the statement of operations. Under French GAAP, such investments are recorded at lower of cost or net realizable value.

(f)    Application of FAS 133 "Accounting for Derivative Instruments and Hedging Activities"

The Financial Accounting Standards Board (FASB) issued in June 1998 and June 2000 the Statements of Financial Accounting Standards No. 133 and No. 138 Accounting for Derivative Instruments and Hedging Activities. These statements are effective for all fiscal quarters of all fiscal years beginning after June 15, 2000 (January 1, 2001 for the Group). They require that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction.

The net transition adjustment as of January 1, 2001 amounted to a net loss of € 41 million (€ 66 million without tax effect). It represents the difference between the amount of retained earnings as of January 1, 2001 and the amount of retained earnings that would have been reported at that date if these new standards had been applied retroactively in prior periods. It relates primarily to the following:

  •
  The Clariant exchangeable bond issued in 1999 contain embedded written call options. These written call options are now reported at their fair value in the balance sheet with changes in their fair value recorded in earnings.

  •
  Certain contracts that no longer qualify for hedge accounting under the new rules are also now reported at their fair value in the balance sheet with changes in their value recorded in earnings.

The impact of the year ended December 31, 2003 amounts to a loss without a tax effect of € 8 million. As of June 30, 2004 there was no net impact.

(g)   Application of FAS 141 & FAS 142

FAS No. 141 "Business Combinations" and FAS No. 142 "Goodwill and Other Intangible Assets" have been issued in July 2001.

Under these standards all business combinations shall be accounted for using the purchase method and goodwill and intangible assets with indefinite useful lives shall not be amortized but tested for impairment at least annually. These standards also provide guidelines for new disclosure requirements.

They outline the criteria for initial recognition and measurement of intangibles, assignment of assets and liabilities including goodwill to reporting units and goodwill impairment testing. The provisions of FAS Nos. 141 and 142 apply to all business combinations after June 30, 2001. The provisions of FAS No. 142 for existing goodwill and other intangible assets have been implemented by the Group effective January 1, 2002.

The following reporting units have been identified:

  •
  Prescription Drugs

  •
  Vaccines

  •
  Merial

  •
  Aventis Behring

  •
  Other activities

The first step of the goodwill impairment test (as defined by FAS No. 142), used to identify potential impairment by comparing the fair value of a reporting unit with its carrying amount including goodwill, has been performed in 2003. The carrying values of the reporting units tested did not exceed their respective fair value, therefore the second step of the goodwill impairment test (as defined by FAS No 142), used to measure the amount of impairment loss, was not required.

French Accounting Standards remain unchanged on that subject. The adjustment is to reverse the French GAAP goodwill amortization charge for the year ended December 31, 2003 and the period ended June 30, 2003 and 2004.

(h)   Application of FAS 144

FAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" has been issued in October 2001.

This Statement supersedes FAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations—Reporting Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for segments of a business to be disposed of. It however retains the fundamental provisions of FAS No. 121 and the requirement of Opinion 30 to report discontinued operations separately from continuing operations. This statement extends that reporting to a component of an entity that either has been disposed of or is classified as held for sale. The provisions of FAS No. 144 have been implemented effective January 1, 2002.

(i)    Sale of participation in Aventis Behring

On March 31, 2004, the Group disposed of Aventis Behring, the therapeutic proteins business of Aventis which qualifies as component of an entity under FAS 144. This disposed business has accordingly been presented as discontinued operations for US GAAP purposes (see Note 13).

Major classes of assets and liabilities classified as discontinued are disclosed in the following table:

	June 30, 2004	December 31, 2003	June 30, 2003
	Aventis Behring	Aventis Behring	Aventis Behring
Cash and short term deposits	—	—	9
Marketable securities	—	—	—
Other current assets	47	1,098	1,059
Other long-term assets	—	77	82
Investments	—	—	—
Fixed assets	—	—	270
Intangible assets (excluding goodwill)	—	—	11
Goodwill	—	—	—

Total assets	47	1,175	1,431

Short-term liabilities	—	267	182
Corporate debt	—	5	3
Other long-term liabilities	—	118	81
Minority interests	—	—	—

Total discontinued liabilities	—	390	266

(j)    Application of FAS 87 "Adjustment for Minimum Liabilities"

U.S. GAAP requires the recognition of a liability when the accumulated benefit obligation exceeds the reported accrued pension costs, fair value of plan assets and prepaid pension costs. This excess, if any, is recorded as a reduction of equity, net of tax, for the portion exceeding the unamortized prior service cost.

(k)   Repurchase of Capital Equity Notes 1986

The Group repurchased certain quasi-equity instruments in 2003 initially issued in USD. For French GAAP purposes the foreign currency impact associated with such transaction (€ 24 million) has been recorded in the income statement. For US GAAP purposes, this foreign currency impact has been directly recorded through equity (additional paid-in-capital), with no impact in the income statement.

(l)    New accounting pronouncements

In the course of 2003 and 2004, the Financial Accounting Standards Board (FASB) issued several new standards that was implemented as from January 1st, 2003.

  •
  FAS No. 143 "Accounting for Asset Retirement Obligations"

    This standard requires that obligations associated with the retirement of a tangible long-lived asset be recorded as a liability when those obligations are incurred, with the amount of the liability initially measured at fair value. Over time, the liability is accreted to its present value each period, and the capitalized cost recognized as an increase in the carrying amount of the related long-lived asset depreciated over its useful life. As required, the provisions of FAS 143 have been implemented on January 1, 2003. This implementation did not have a material impact on the Group's financial statements.

  •
  FAS 145 "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FAS 13 and Technical corrections as of April 2002" was issued in April 2002.

    Under FAS 4, all gains and losses from extinguishment of debt were required to be aggregated, and if material, classified as an extraordinary item, net of related income tax.

    Further to the implementation of FAS 145, gains and losses from extinguishment of debt shall be classified as extraordinary items only if they meet the criteria in Opinion 30. Applying the criteria in Opinion 30 will distinguish transactions that are part of an entity's recurring operations from those that are unusual or infrequent or that meet the criteria for classification as an extraordinary item. Under FAS 13, the required accounting treatment of certain lease modifications that have economic effects similar to sale-leaseback transactions was inconsistent with the required accounting treatment for sale leaseback transactions.

    Further to the implementation of FAS 145, those lease modifications shall be accounted for in the same manner as sale-leaseback transactions.

    As required, the provisions of FAS 145 have been implemented by the company on January 1, 2003. This implementation did not have a material impact on the Group's financial statements.

  •
  FAS 146 "Accounting for Costs associated with Exit or Disposal Activities" was issued on July 13, 2002.

    This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred and nullifies EITF Issue 94-3. Prior to the issuance of this statement, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. This statement also establishes that fair value is the objective for initial measurement of the liability.

    The provisions of FAS 146 have been implemented by the company as of January 1, 2003.

  •
  FAS 148 "Accounting for Stock-Based Compensation. Transition and Disclosure—an amendment of FASB Statement No. 123"

    This statement amends FAS 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of FAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

    The company did not apply the fair value method in 2002, and applies the disclosures requirements specified in the FAS 148.

  •
  FAS 149 "Amendments of Statement 133 on Derivative Instruments and Hedging Activities"

    This Statement amends and clarifies the accounting guidance on derivative instruments and hedging activities that fall within the scope of FASB Statement No. 133 and amends FAS 133 to reflect decisions made as part of the Derivatives Implementation Group or in connection with other projects dealing with financial instruments and regarding implementation issues related to the application of the definition of a derivative

    FAS 149 is effective for contracts entered into or modified after June 30, 2003. As required, the provisions of FAS 149 have been implemented on July 1, 2003. This implementation did not have a material impact on the Group's financial statements.

  •
  FAS 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity"

    This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as liability (or an asset in some circumstances).

    As required, the provisions of FAS 150 have been implemented by the company as of July 1, 2003. Accordingly, the Group presents its mandatorily redeemable partnership interest in Carderm in its "Other long-term liabilities" captions.

  •
  FIN 45 "Guarantor's Accounting and Disclosures Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others"

    In November 2002, the Financial Accounting Standards Board (FASB), issued FASB Interpretation No. 45 (FIN 45) "Guarantor's Accounting and Disclosures Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements Nos. 5, 57, and 107 and rescission of FASB Interpretation No. 34".

    This Interpretation elaborates on the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This Interpretation does not prescribe a specific approach for subsequently measuring the guarantor's recognized liability over the term of the related guarantee. This Interpretation also incorporates, without change, the guidance in FASB Interpretation No. 34, "Disclosure of Indirect Guarantees of Indebtedness of Others", which is being superseded. The initial recognition and initial measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002.

  •
  FIN 46 "Consolidation of Variable Interest Entities"

    On January 17, 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51". The primary objective of the Interpretation is to provide guidance on the identification of, and financial reporting for, entities over which control is achieved through means other than voting rights; such entities are known as variable-interest entities (VIEs). FIN 46 is the guidance that determines (1) whether consolidation is required under (a) the "controlling financial interest" model of Accounting Research Bulletin No. 51 (ARB 51), Consolidated Financial Statements, or (b) other existing authoritative guidance, or, alternatively, (2) whether the variable-interest model under FIN 46 should be used to account for existing and new entities. The initial application of FIN 46 depends on the date that the VIE was created: it is effective immediately for VIEs created after January 31, 2003 and effective no later than January 1, 2004, for VIEs created before February 1, 2003.

    This implementation did not have a material impact on the Group's financial statements.